13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com

NEWS RELEASE
TSX Venture Exchange: NVC

Neovasc Inc. Reports Year 2008 Financial Results

--Major Actions Implemented During 2008 Position the Company for Future Growth--

April 24, 2009 - Vancouver, BC, Canada - Neovasc Inc. (TSXV: NVC), today announced financial results for the year ended December 31, 2008.

“The fundamental changes Neovasc implemented during the past year have involved hard choices, but we believe they have resulted in a lean and highly focused company that is well-positioned for the future,” said Neovasc chief executive officer Alexei Marko. “We have wrung major costs out of every part of the firm, from closing facilities and reducing headcount to shelving those products and distribution channels with little chance of contributing meaningfully to near-term growth. Going forward, we are concentrating on those business segments with the greatest growth potential over the next 18 months and where we believe we can be successful without incurring significant costs. These include our tissue business, which in 2009 should benefit from our recent distribution agreement with vascular leader LeMaitre Vascular, as well as from other agreements with strategic partners that are in place or under discussion.”

Mr. Marko continued, “We remain very optimistic about the clinical and commercial potential of our Reducer™ stent, a development stage product with the potential to revolutionize the treatment of refractory angina, which currently affects over two million patients, and we look forward to filing a CE Mark application for this important product during 2009. We continue to be proactive in seeking near-term revenue opportunities that are synergistic with our current business and that provide strong returns on investment. We believe our current businesses and our revamped strategy play to Neovasc’s strengths, and we look forward to reporting on our progress over the course of the year.”

Neovasc chief financial officer Chris Clark noted, “Actions we took in 2008 to rationalize our staffing and cost structure and re-organize our balance sheet resulted in a number of sobering financial figures at year end. We believe that recognizing these required non-cash impairment charges now should be advantageous to our financial results in the future. On April 23, 2009, we also completed a non-brokered private placement that resulted in gross proceeds to Neovasc of $2 million, reinforcing the company’s cash position as we advance our most promising products and technologies.”

Financial Results
Results for the year ended December 31, 2008 follow. All amounts are in Canadian dollars.

Net Losses
The consolidated net loss for the year ended December 31, 2008 was $34,259,565 or $2.94 basic loss per share as compared with a net loss of $7,830,954 or $1.59 basic loss per share for the comparative period in 2007. The increase in loss of approximately $26 million is substantially due to a non-cash $23 million impairment charge on technology and goodwill, a non-cash $2 million increase in amortization expense on technology and a $1 million increase in other losses.

Impairment of Goodwill and Technology
During the fourth quarter of 2008, the Company’s market capitalization remained below the value of the shareholders equity for a significant period of time, indicating potential impairment of the Company’s goodwill and other intangible assets. As a result of these market indicators and the Company’s impairment testing, the Company recorded an impairment charge of $3,557,082 to write down acquired goodwill to $nil and an impairment charge of $19,503,930 to write down the net book value of acquired technologies to $nil.

Termination of Distribution Agreement
On December 22, 2008, the distribution agreement between Neovasc and a third party distributor was terminated. On termination the Company was required to repurchase inventory held by the distributor less a 25% restocking fee. Under EIC-156 Accounting by a vendor for consideration given to a Customer, Neovasc is required to recognize the inventory repurchase as a reduction in revenue and the income statement impact of the termination was to reduce revenue by $516,601, decrease cost of goods sold by $308,203 and recognize interest income of $45,024 (for the interest due on accounts receivable from the distributor).

Inventory Write Down
During the last quarter of the year, Neovasc severed its direct sales force employees who sold the Company’s Metricath products and terminated its distributor of Aegis products. As a result, the Company has limited sales channels through which to sell the Metricath and Aegis product lines. While management continues to look for new distributors to carry these products, there is no certainty, when, or if, they will be able to find a suitable partner. With no certain sales in 2009 from these products the Company incurred an inventory write down of $626,925.

Repayable Contribution Write Back
As noted above, the Metricath products do not currently have an established sales channel and Neovasc cannot predict whether or not it will be able to establish a suitable channel in the future or generate revenue from these products in 2009. As a result, the Company released $320,445 liability for the repayable contribution agreement repayable from royalties generated from future Metricath sales.

Revenues
Revenues increased 2% year over year from $1,517,873 for the year ended December 31, 2007 to $1,546,239 for the year ended December 31, 2008. Sales of catheter products for the year ended December 31, 2008 were $262,118 a marginal increase over sales of $258,017 in the comparable period in 2007, despite a heavy investment in a direct sales force and a substantial marketing effort. As described above, the direct sales force has been terminated and the Company is looking for a new distributor to carry its Metricath product. Sales of tissue and surgical products and services for the year ended December 31, 2008 were $1,284,121, as compared to sales of $1,259,856 for the year ended December 31, 2007, a marginal increase of approximately 2%. These revenues were derived from the sales of Peripatch products and contract manufacturing revenues. In the fourth quarter the Company reduced revenues by $516,601 associated with the repurchase of inventory from a terminated distribution agreement. Revenue in the prior quarters was correctly recognized at that time and the reduction in revenue arises solely from the termination of the distribution agreement in accordance with EIC 156 - Accounting by a vendor for consideration given to a Customer.

Cost of Sales
The cost of sales for the year ended December 31, 2008 were $708,300 as compared to $799,593 in 2007, and the overall gross margin for 2008 was 54% as compared to 47% in 2007. The gross margin for 2008 has been positively impacted by termination of the distribution agreement discussed above. Due to the 25% restocking fee, only 75% of the inventory returned resulted in a payment obligation of the Company and a corresponding revenue reduction, while 100% of the reacquired inventory was recognized and resulted in a reversal of cost of goods sold. The 25% of revenue remaining effectively has a zero cost of goods and positively impacts the gross margin for 2008.

Expenses
Total expenses for the year ended December 31, 2008 and 2007 were $35,498,908 and $8,631,675 respectively. The increase in expenses from 2007 to 2008 can be explained by an increase in operating expenses associated with additional costs incurred by the newly acquired activities in Israel of $1,940,462, an increase in amortization on intangible assets of $2,129,570, an impairment of intangible assets of $23,061,012, inventory write down of 626,925, and an offsetting recovery on the repayable contribution agreement of $320,445.

Liquidity and Capital Resources
The Company finances its operations and capital expenditures with cash generated from operations, lines of credit, long-term debt and equity financings. At December 31, 2008, the Company had cash and cash equivalents of $2,498,439 as compared to cash of $3,242,404 as of December 31, 2007. At December 31, 2008 the Company had working capital of $2,123,519 as compared to working capital of $3,431,266 at December 31, 2007. In addition, at December 31, 2008 the Company had restricted cash related to a security on long-term debt of $50,000 (December 31, 2007 - $50,000) included in long-term assets. Cash used in operations was $8,477,808 for the year ended December 31, 2008, as compared to $6,439,828 for the year ended December 31, 2007, an increase of $2,037,980. The increase in cash usage was related to the increase in expenses borne by the Company at the newly acquired operations in Israel and in increased sales and marketing expenditures.

Neovasc Inc. (formerly Medical Ventures Corp.)
Consolidated Balance Sheets
As at December 31

	2008	2007

ASSETS

CURRENT
Cash and cash equivalents	$2,498,439	$3,242,404
Accounts receivable	470,200	568,964
Inventory	341,564	384,124
Prepaid expenses and other assets	52,356	18,755
	3,362,559	4,214,247
RESTRICTED CASH AND CASH EQUIVALENTS	50,000	50,000
RETIREMENT ASSETS	8,320	-
TECHNOLOGY	-	-
GOODWILL	-	-
PROPERTY AND EQUIPMENT	1,399,644	1,425,553
	$4,820,523	$5,689,800

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$1,218,405	$735,310
Current portion of long-term debt	20,635	19,559
Current portion of repayable contribution agreement	-	28,112
	1,239,040	782,981
LONG-TERM DEBT	418,612	441,540
REPAYABLE CONTRIBUTION AGREEMENT	-	283,959
RETIREMENT LIABILITIES	8,964	-
	1,666,616	1,508,480

SHAREHOLDERS’ EQUITY

Share capital	58,607,066	28,835,081
Contributed surplus	4,436,804	976,637
Deficit	(59,889,963)	(25,630,398)
	3,153,907	4,181,320
	$4,820,523	$5,689,800

Neovasc Inc. (formerly Medical Ventures Corp.)
Consolidated Statements of Operations, Comprehensive Loss and Deficit
For the year ended December 31

	2008	2007

SALES
Product sales	$1,452,854	$1,209,832
Consulting services	93,385	308,041
	1,546,239	1,517,873
COST OF SALES,
including underutilized capacity of $32,166
(2007: $155,888)	708,300	799,593
GROSS PROFIT	837,939	718,280

EXPENSES
Selling	3,245,886	2,839,897
General and administration	3,459,800	2,282,283
Product development and clinical trials	3,101,869	2,744,913
Impairment of intangible assets	23,061,012	-
Inventory write down	626,925	559,131
Recovery on repayable contribution agreement	(320,445)	-
Amortization on intangible assets	2,129,570	-
Amortization	194,291	205,451
	35,498,908	8,631,675
LOSS BEFORE OTHER
INCOME (EXPENSES)	(34,660,969)	(7,913,395)
OTHER INCOME (EXPENSES)
Interest income	153,277	165,562
Interest on long-term debt	(27,288)	(14,136)
Accreted interest on repayable
contribution agreement	(15,479)	(14,891)
Gain (Loss) on foreign exchange	290,894	(54,094)
	401,404	82,441
NET LOSS AND COMPREHENSIVE
LOSS FOR THE PERIOD	(34,259,565)	(7,830,954)
DEFICIT, BEGINNING OF PERIOD	(25,630,398)	(17,900,437)
ADJUSTMENT FOR CHANGE IN ACCOUNTING POLICY	-	100,993
DEFICIT, END OF PERIOD	$(59,889,963)	$(25,630,398)

BASIC AND DILUTED LOSS PER SHARE	$(2.94)	$(1.59)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	11,630,939	4,936,248
WEIGHTED AVERAGE NUMBER OF
FULLY DILUTED SHARES OUTSTANDING	12,172,746	4,936,248

Neovasc Inc. (formerly Medical Ventures Corp.)
Consolidated Statements of Cash Flows
For the year ended December 31

	2008	2007
OPERATING ACTIVITIES
Net loss for the period	$(34,259,565)	$(7,830,954)
Items not affecting cash
Intangible assets impairment	23,061,012	-
Inventory write down	626,925	559,131
Recovery of repayable contribution agreement	(320,445)	-
Amortization	2,323,861	205,451
Interest on repayable contribution agreement	15,479	14,891
Stock-based compensation	387,360	166,885
	(8,165,373)	(6,884,596)
Change in non-cash operating assets and liabilities
Accounts receivable	508,038	(367,882)
Inventory	(584,365)	216,609
Prepaid expenses and other assets	(24,376)	69,433
Retirement assets	72,295	-
Accounts payable and accrued liabilities	(184,183)	526,608
Retirement liabilities	(99,844)	-
	(8,477,808)	(6,439,828)
INVESTING ACTIVITY
Acquisition of business, net of cash of $781,008
B-Balloon Ltd.	(274,858)	-
Neovasc Medical Ltd.	210,625	-
Purchase of property and equipment	(47,765)	(542,316)
	(111,998)	(542,316)
FINANCING ACTIVITIES
Increase in long-term debt	-	298,911
Repayment of long-term debt	(21,852)	(19,101)
Repayment of loan from related party of B-Balloon	(356,440)	-
Repayment of repayable contribution agreement	(7,105)	(5,418)
Proceeds from share issue, net of costs	8,231,088	7,091,111
Proceeds on exercise of agents warrants	-	232,310
Proceeds from exercise of stock options	150	-
	7,845,841	7,525,813
(DECREASE)/INCREASE IN CASH	(743,965)	543,669
CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	3,242,404	2,698,735
END OF PERIOD	$2,498,439	$3,242,404
REPRESENTED BY:
Cash	181,228	93,649
Cashable guaranteed investment certificates	2,317,211	3,148,755
	$2,498,439	$3,242,404
NON CASH TRANSACTIONS
Change in Asset Use	-	131,794
Issuance of shares to acquire
B-Balloon and Neovasc Medical	24,613,554	-
Issue of Warrants		111,518
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	27,288	14,136

About Neovasc Inc.
Neovasc Inc. is a new specialty vascular device company that develops, manufactures and markets medical devices for the rapidly growing vascular and surgical marketplace. The company's current products include the Neovasc Reducer™, a novel stent in development to treat refractory angina, as well as a line of advanced biological tissue technologies that are used to enhance surgical outcomes and as key components in a variety of third party medical products. For more information, visit: www.neovasc.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; history of losses and lack of and uncertainty of revenues, ability to obtain required financing, receipt of regulatory approval of product candidates, ability to properly integrate newly acquired businesses, technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company’s filings with Canadian securities regulators. Although the Company believes that expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to the future results, approvals or achievements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements except as otherwise required by applicable law.

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Corporate contact:	U.S. media & investor contact:
Neovasc Inc.	GendeLLindheim BioCom Partners
Chris Clark	Barbara Lindheim
604 248-4138	212 918-4650